1875 K Street, N.W. Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

October 21, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 033-97598

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 465

Ladies and Gentlemen:

On behalf of the Company, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 465 (the “Amendment”) to the Company’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Company (each, a “Fund” and together, the “Funds”):

iShares MSCI Singapore ETF

iShares MSCI Sweden ETF

iShares MSCI Taiwan ETF

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it will become effective 60 days after filing.

For each Fund, the Amendment is being filed to reflect the change in its underlying index and name as stated in the table below, to reflect corresponding changes to the Fund’s principal investment strategies and to make such other non-material changes as the Company deems appropriate.

Current Fund Name	New Fund Name	Current Underlying Index	New Underlying Index
iShares MSCI Singapore ETF	iShares MSCI Singapore Capped ETF	MSCI Singapore Index	MSCI Singapore 25/50 Index
iShares MSCI Sweden ETF	iShares MSCI Sweden Capped ETF	MSCI Sweden Index	MSCI Sweden 25/50 Index
iShares MSCI Taiwan ETF	iShares MSCI Taiwan Capped ETF	MSCI Taiwan Index	MSCI Taiwan 25/50 Index

The following information is provided to assist the staff of the U.S. Securities and Exchange Commission in its review of the Registration Statement.

Investment Objectives and Strategies

a)	iShares MSCI Singapore ETF

The iShares MSCI Singapore Capped ETF (the “Fund”) seeks to track the investment results of an index composed of Singaporean equities.

The Fund seeks to track the investment results of the MSCI Singapore 25/50 Index (the “Underlying Index”), which consists of stocks traded primarily on the Singapore Stock Exchange. A capping methodology is applied that limits the weight of any single component to a maximum of 25% of the Underlying Index. Additionally, the sum of the components that individually constitute more than 5% of the weight of the Underlying Index cannot exceed a maximum of 50% of the weight of the Underlying Index in the aggregate. The Underlying Index may include large-, mid- or small-capitalization companies. Components of the Underlying Index primarily include financials, industrials and real estate companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

b)	iShares MSCI Sweden ETF

The iShares MSCI Sweden Capped ETF (the “Fund”) seeks to track the investment results of an index composed of Swedish equities.

The Fund seeks to track the investment results of the MSCI Sweden 25/50 Index (the “Underlying Index”), which consists of stocks traded primarily on the Stockholm Stock Exchange. A capping methodology is applied that limits the weight of any single component to a maximum of 25% of the Underlying Index. Additionally, the sum of the components that individually constitute more than 5% of the weight of the Underlying Index cannot exceed a maximum of 50% of the weight of the Underlying Index in the aggregate. The Underlying Index may include large-, mid- or small-capitalization companies. Components of the Underlying Index primarily include consumer discretionary, financials and industrials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

c)	iShares MSCI Taiwan ETF

The iShares MSCI Taiwan Capped ETF (the “Fund”) seeks to track the investment results of an index composed of Taiwanese equities.

The Fund seeks to track the investment results of the MSCI Taiwan 25/50 Index (the “Underlying Index”), which consists of stocks traded primarily on the Taiwan Stock Exchange. A capping methodology is applied that limits the weight of any single component to a maximum of 25% of the Underlying Index. Additionally, the sum of the components that individually constitute more than 5% of the weight of the Underlying Index cannot exceed a maximum of 50% of the weight of the Underlying Index in the aggregate. The Underlying Index may include large-, mid- or small-capitalization companies. Components of the Underlying Index primarily include financials, information technology and materials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre, Esq.

Katherine Drury

Michael Gung

Seong Kim